NEWS RELEASE
Release 11-2005

December 19, 2005		Trading Symbol: WTC:TSX
WTZ: AMEX

For immediate release

Western Silver’s Board of Directors moves Peñasquito project forward

VANCOUVER, B.C. Western Silver Corporation’s Board of Directors has unanimously agreed to move the Company’s Peñasquito project forward in line with the conclusions of a recently released independent feasibility study, which recommended the immediate development of the Peñasquito deposits.

The feasibility study, conducted by M3 Engineering and Technology of Tucson, Arizona, integrates two sulfide deposits and the near-surface oxide mineralization into a 17-year mine plan that projects recovery of 220 million ounces of silver, 3.28 million ounces of gold, 1.2 million tonnes of zinc and 631,000 tonnes of lead. As envisaged in the study, initial oxide dore production would commence in the second half of 2007 followed by sulphide concentrate production from the Peñasco deposit ore body in the second half of 2008. (See press release dated November 11, 2005).

Immediate priorities set by the Company’s Board of Directors include commencing basic engineering, finalizing the purchase of surface rights and obtaining the government permits necessary to build and operate the mine. The Company will also continue aggressive exploration both near the two known deposits, Peñasco and Chile Colorado, and in the greater Peñasquito district.

Western Silver has retained Standard Bank PLC as an advisor to review potential sources and structures for project debt financing. Standard Bank will also engage an independent engineer to review the feasibility study on behalf of potential debt financing institutions.

Cameron Brown, the Peñasquito Project Manager, will be responsible for the engineering, procurement and construction of the project. Hired by Western Silver in June 2005, Mr. Brown has spent 22 years as a senior project manager at Bechtel Corporation, one of the world's leading engineering, construction and project management companies. He has been responsible for project management and engineering of major precious and base metal projects in complex and remote regions ranging from the Canadian Artic to the Atacama Desert in Chile. He has both open pit and underground mining experience.

Western Silver’s VP Engineering, Jonathan Clegg, will oversee the design and development of the project. Mr. Clegg has been with the Company for two years and has 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. During the last ten years he held a number of positions of responsibility with Kilborn Engineering including Vice President and General Manager of Kilborn Engineering Pacific Ltd. from 1999 to 2002.

11-2005

The Company plans to develop Peñasquito on a conventional EPCM basis. An EPCM contractor will be appointed in the first half of 2006. The Company will add additional mining and project staff as required.

Says Western Silver chairman and CEO Dale Corman: “The Board of Directors has endorsed M3’s view that the project’s robust economics make it imperative to develop Peñasquito as quickly as possible. Using current spot metal prices [$8.61 silver, $502 gold, $0.824 zinc and $0.518 lead], M3 Engineering has calculated that the project has a net present value of more than $1.9 billion at a zero percent discount rate, and a NPV of $1.1 billion at a 5% discount rate.”

Dr. Conrad Huss P.E. of M3 is the qualified person responsible for the scientific and technical information in this news release in accordance with NI 43-101.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pittable silver-gold-zinc-lead deposits at Peñasquito, central Mexico, an area with excellent infrastructure and low political risk. An independent feasibility study has concluded that Peñasquito has robust economics, significant expansion possibilities and upside, and should be developed immediately. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

For more information, please contact:
Dale Corman, Chairman and CEO, 604 638 2501
Tom Patton, President and COO, 604-638-2504

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labor relations matters, and changing foreign exchange rates, all if which are described more fully in the Company’s filings with the Securities and Exchange Commission.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission